SI N

20012644

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPEX, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 WESTCHESTER AVE

(No. and Street)

RYE BROOK	NY	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOUIS ALMERINI (908) 231-1000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADEPTUS PARTNERS, LLC

(Name – *if individual, state last, first, middle name*)

6 EAST 45TH STREET	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 13 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAURENCE G. ALLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYPPEX, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMRA PASIC
Notary Public, State of New York
No. 01PA6228187
Qualified in Westchester County
Commission Expires Sept. 13, 2022

Notary Public

Signature

MANAGING MEMBER

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NYPPEX, LLC
STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2019
TABLE OF CONTENTS

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
244 West 54th Street
New York, NY 10019
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of NYPPEX, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NYPPEX, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NYPPEX, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NYPPEX, LLC's management. Our responsibility is to express an opinion on NYPPEX, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NYPPEX, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

This is the first year Adeptus Partners is NYPPEX, LLC's auditor.

Adeptus Partners LLC

New York, New York

March 11, 2020

Offices:
Maryland
New York City
Long Island
New Jersey

NYPPEX, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 118,050
Accounts receivable	374,999
Receivables from clearing broker	38,049
Investments	104,141
Due from related parties	2,929
Other assets	1,474
TOTAL ASSETS	$ 639,642

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 249,279
MEMBER'S EQUITY	390,363
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 639,642

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

NYPPEX, LLC (the "Company") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The Company is a wholly owned subsidiary of NYPPEX Holdings, LLC ("Holdings"). The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("RBC").

The Company's core business is to provide private equity secondary market brokerage, advisory and data for interests in private partnerships (e.g. buyout, venture, real estate, hedge funds, etc.) and restricted securities in private companies. Its customers Include general partners, corporations, institutions, financial services firms and high net worth private clients.

In connection with its public securities transactions, the Company introduces its customer transactions to RBC for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify RBC for losses that the clearing broker may sustain related to the Company's customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed. At December 31, 2019, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

In connection with its private securities transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate the simultaneous settlement of transactions. The Company does not hold customer funds or securities in serving as agent for such private securities transactions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP') which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Security transactions and financing with RBC are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Purchases and sales of securities are recorded on a trade date basis. Commissions are also recorded on a trade date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between

market participants (i.e., the exit price at the measurement date), Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 – Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant lo the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

As of December 31, 2019, the Company owned Level 3 assets consisting of warrants issued by a privately owned company.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company recognizes fee income as earned. Fee income is earned at the time the related services are provided and when the right to receive payment is assured. Private securities revenues are earned when performance obligations have been met and the Company has fulfilled the terms of the agreement.

As of January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results from reporting periods beginning after January 1, 2018 are presented under Topic 606. The adoption of FASB ASC Topic 606 did not have an impact on the recognition of the Company's primary sources of revenue, which are private partnership interest transfer fees. The timing and recognition of substantially all of the Company's remaining revenue was also not impacted. The Company did not record any cumulative effect adjustment to opening equity.

Leases

In connection with new FASB standard 842 regarding leases, which takes effect as of the first day of the fiscal year beginning January 1, 2019, management has evaluated the financial impact the standards will have on the Company's financial statements using a modified retrospective transition approach. As of January 1, 2019, the Company has an expense sharing arrangement with its Parent, whereby the Parent allocates a percentage of the overall rent expense to the Company monthly based upon occupancy. The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the Company's net capital.

3. Cash and Cash Equivalents

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Deposits with a single brokerage institution are Insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. Cash Equivalents includes investments in money market funds as of December 31. 2019.

4. Accounts Receivable

The accounts receivable balance at December 31, 2019 was $374,999. This consists mainly of fees receivable from buyers and sellers of limited partnership interests in private funds. The collectability of receivable balances is regularly evaluated based on a combination of factors such as customer creditworthiness, past transaction history with the counterparty, and current economic industry trends. If it is determined that a counterparty will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material events impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible. The Company has determined that no reserve was necessary at December 31, 2019, as it believes that all accounts receivable will be collected.

5. Provision for Income Taxes

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2015, 2016, 2017 and 2018. For the year ended December 31, 2019, management has determined that there are no material uncertain income tax positions.

6. Related Party Transactions

The Company has an administrative services agreement with Holdings, whereby expenses are shared based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis. The Company also has a service level agreement (the "SLA") with Holdings due to an integration of human resources and payroll entirely to Holdings. The Company contracted human resources and payroll support under the SLA beginning January 1, 2013. The expenses incurred by the Company as per the administrative services agreement and SLA are routinely paid to

Holdings throughout the year with any outstanding balance being reported as a payable due to parent on the statement of financial condition. As of December 31, 2019, the Company had an outstanding balance from Holdings in the amount of $2,929, which is reflected on the statement of financial condition. This intercompany receivable was caused by an advance payment of shared expenses during December 2019. The Company has no additional obligation, either direct or indirect, to compensate Holdings for these expenses.

In the normal course of business, the Company has executed brokerage transactions as agent for an affiliate, ACP Investment Group, LLC and its sponsored funds (together as "ACP"). ACP is affiliated with the Company through common management. ACP provides advisory and other related services to the Company. Contractual arrangements have been entered into which involve payment for the services each provides. In addition, the Company serves as placement agent to certain other affiliated entities for which it receives standard compensation.

As with affiliates in general, there are various potential conflicts of interest including but not limited to those among the Company, Holdings and ACP.

7. Investments

In its normal course of business, the Company receives warrants as fees for investment banking services. The Company expects to continue to receive warrants, representing the right to purchase equity in companies for which investment banking services are provided, as recurring fee-based revenue.

At December 31, 2019 the Company owned warrants to purchase 18,601 common shares of Hydrofarm Holdings Group, Inc. ("Hydrofarm") that it considers Level 3 assets for fair value purposes. The warrants were received on October 30, 2018 and recorded at estimated fair value of $0 at that time. Based on discussions with Hydrofarm's management, the Company expects Hydrofarm to proceed with an initial public offering ("IPO") of its common shares during 2020. At December 31, 2019, the Company has valued the warrants at $104,141 based on Hydrofarm management's estimate of its IPO price.

8. Employee Benefit Plans

The Company's retirement plan is a defined contribution plan under' Section 401(k) of the Internal Revenue Service ("IRS") Code covering all qualified employees. Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. In prior years the Company had elected to make contributions up to 3% of employee compensation (subject to a maximum contribution of $7,950 per employee); however, the Company elected to make no contributions during 2019. The retirement plan also features a discretionary profit-sharing plan, to which no contributions were made during the year ended December 31, 2019.

9. Legal and Regulatory Matters

In the normal course of business, the Company can be named, from time to lime, as a defendant in various legal actions, including arbitrations and other litigation, arising in connection with its activities as a global financial services institution. Certain of the actual or threatened legal actions can include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the

entities that would otherwise be the primary defendants in such cases can be bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business and involving, among other matters, sales and trading activities, financial products or offerings sponsored, underwritten or sold by the Company, and accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated loss by a charge to income. The Company's future legal expenses may fluctuate from period to period, given the current environment regarding government investigations and private litigation affecting global financial services firms, including the Company.

In many proceedings and investigations, however, it is inherently difficult to determine whether any loss is probable or even possible, or to estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings and investigations where the factual record is being developed or contested or where plaintiffs or government entities seek substantial or indeterminate damages, restitution, disgorgement or penalties.

Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, determination of issues related to class certification and the calculation of damages or other relief, and by addressing novel or unsettled legal questions relevant to the proceedings or investigations in question, before a loss or additional loss or range of loss or additional loss can be reasonably estimated for a proceeding or investigation.

Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased materially in the financial services industry. As a result, the Company expects that it may become the subject of increased claims for damages and other relief. There can be no assurance that additional material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

Although management believes its compliance standards for the Company are adequate, the Company cannot guaranty, nor does it imply any particular outcome in the future from actual or threatened litigation or from interactions with regulators.

ACP and certain affiliates are defendants in a complaint filed by the Attorney General of the State of New York (the "NYAG") alleging violations of New York's Martin Act, Executive Law Section 63(12), and other common law claims and seeking disgorgement of profits, payment of damages, and other relief. The Company was named as a relief defendant. The Company's management believes the claims are without merit and settlement of the claims will not result in a material cost to the Company.

10. Rule 15c3-3

The Company Is exempt from the provisions of Rule 15c3-3 under paragraphs k(2)(i) and (k)(2)(ii). The Company carries no customer accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities - for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $60,369, which exceeded the minimum requirement of $16,619 by $43,750. The Company's ratio of aggregate indebtedness to net capital was 412.93%.

12. Subsequent Events

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.